UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

KENDLE INTERNATIONAL INC.
(Exact name of Registrant as specified in its Charter)

Ohio	000-23019	31-1274091
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No. )
441 Vine Street, Suite 500, Cincinnati, Ohio
45202
(Address of Principal Executive Offices)		(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act: None

Title of each class to be so registered	Name of each exchange on which each class is to be registered
N/A	N/A

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.   ☐

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.   ☒

Securities Act registration statement file number to which this form relates: N/A

Securities to be registered pursuant to Section 12(g) of the Act:

Common Share Purchase Rights Pursuant to Rights Agreement
(Title of Class)

Item 1  –  Description of Registrant’s Securities to be Registered

On August 14, 2009, the Board of Directors of Kendle International Inc. (the “Company”) declared a dividend distribution of one Common Stock Purchase Right (a “Right”) for each outstanding share of Common Stock of the Company (the “Common Stock”) to stockholders of record as of the close of business on August 14, 2009 (the “Record Date”).  The Rights will also attach to new shares of Common Stock issued after the Record Date.  Each Right entitles the registered holder thereof to purchase from the Company one one-thousandth of a share of Common Stock, no par value, of the Company at a cash exercise price of $5.00 per share (the “Exercise Price”), subject to adjustment, under certain conditions specified in the Agreement and summarized below.  The full description and terms of the Rights are set forth in a Rights Agreement dated as of August 14, 2009 (the “Rights Agreement”) between the Company and American Stock Transfer & Trust Company LLC (the “Rights Agent”).

Distribution Date

Initially, the Rights are not exercisable and are attached to and trade with all shares of Common Stock outstanding as of, and issued subsequent to, the Record Date.  The Rights will separate from the Common Stock and will become exercisable upon the earlier of (i) the close of business on the tenth calendar day following the first public announcement that a person or group of affiliated or associated persons (an “Acquiring Person”) has acquired beneficial ownership of 15% or more of the outstanding shares of Common Stock, other than as a result of repurchases of stock by the Company or certain inadvertent actions by a stockholder (the date of said announcement being referred to as the “Stock Acquisition Date”), or (ii) the close of business on the tenth business day (or such later day as the Board of Directors may determine) following the commencement of a tender offer or exchange offer that could result, upon its consummation, in a person or group becoming the beneficial owner of 15% or more of the outstanding shares of Common Stock (the earlier of such dates being herein referred to as the “Distribution Date”).

Until the Distribution Date (or earlier redemption, exchange or expiration of the Rights), (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, (ii) new Common Stock certificates issued after the Record Date will contain a notation incorporating the Rights Agreement by reference, and (iii) the surrender for transfer of any certificates for Common Stock will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate.

As soon as practicable after the Distribution Date, Right Certificates will be mailed to holders of record of Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Right Certificates alone will represent the Rights. Except as otherwise determined by the Board of Directors, only shares of Common Stock issued prior to the Distribution Date will be issued with Rights.

Subscription and Merger Rights

In the event that a Stock Acquisition Date occurs, proper provision will be made so that each holder of a Right (other than an Acquiring Person or its associates or affiliates, whose Rights shall become null and void) will thereafter have the right to receive upon exercise that number of shares of Common Stock of the Company (or, in certain circumstances, including if there are insufficient shares of Common Stock to permit the exercise in full of the Rights, other securities, cash or property, or any combination of the foregoing) having a market value that is a multiple of the Exercise Price of the Right, depending upon the percentage of Common Stock beneficially owned by the Acquiring Person (such right being referred to as the “Subscription Right”). In the event that, at any time following the Stock Acquisition Date, (i) the Company consolidates with, or merges with and into, any other person, and the Company is not the continuing or surviving corporation, (ii) any person consolidates with the Company, or merges with and into the Company and the Company is the continuing or surviving corporation of such merger and, in connection with such merger, all or part of the shares of Common Stock are changed into or exchanged for stock or other securities of any other person or cash or any other property, or (iii) 50% or more of the Company’s assets or earning power is sold, mortgaged or otherwise transferred, each holder of a Right (other than an Acquiring Person or its associates or affiliates, whose Rights shall become null and void) will thereafter have the right to receive, upon exercise, common stock of the acquiring company having a market value of between two and three times the exercise price of the Right, depending upon the percentage of Common Stock beneficially owned by the Acquiring Person (such right being referred to as the “Merger Right”). The holder of a Right will continue to have the Merger Right whether or not such holder has exercised the Subscription Right. Rights that are or were beneficially owned by an Acquiring Person may (under certain circumstances specified in the Rights Agreement) become null and void.

Until a Right is exercised, the holder of the Right will have no rights as a stockholder of the Company (beyond those as an existing stockholder), including the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for shares of Common Stock, other securities of the Company, other consideration or for common stock of an acquiring company.

Exchange Feature

At any time after a person becomes an Acquiring Person, the Board of Directors may, at its option, exchange all or any part of the then outstanding and exercisable Rights for shares of Common Stock at an exchange ratio specified in the Rights Agreement.

Adjustments

The Exercise Price payable, and the number of shares of Common Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Common Stock, (ii) if holders of the Common Stock are granted certain rights or warrants to subscribe for Common Stock or convertible securities at less than the current market price of the Common Stock, or (iii) upon the distribution to holders of the Common Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

With certain exceptions, no adjustment in the Exercise Price will be required until cumulative adjustments amount to at least 1% of the Exercise Price. The Company is not obligated to issue fractional shares. If the Company elects not to issue fractional shares, in lieu thereof an adjustment in cash will be made based on the fair market value of the Common Stock on the last trading date prior to the date of exercise.

Redemption

The Rights may be redeemed in whole, but not in part, at a price of $0.01 per Right (payable in cash, Common Stock or other consideration deemed appropriate by the Board of Directors) by the Board of Directors only until the earlier of (i) the time at which any person becomes an Acquiring Person or (ii) the expiration date of the Rights Agreement. Immediately upon the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and, thereafter, the only right of the holders of Rights will be to receive the redemption price.

Amendment

The Rights Agreement may be amended by the Board of Directors in its sole discretion until the time at which any person becomes an Acquiring Person. After such time, the Board of Directors may, subject to certain limitations set forth in the Rights Agreement, amend the Rights Agreement only to cure any ambiguity, defect or inconsistency, to shorten or lengthen any time period, or to make changes that do not adversely affect the interests of Rights holders (excluding the interests of an Acquiring Person or its associates or affiliates). In addition, the Board of Directors may at any time prior to the time at which any person becomes an Acquiring Person, amend the Rights Agreement to lower the threshold at which a person becomes an Acquiring Person to not less than the greater of (i) the sum of .01% and the largest percentage of the outstanding Common Stock then owned by any person and (ii) 10%.

Two-Year Independent Director Evaluation

The Rights Agreement provides that a committee of the Board of Directors shall periodically review the Rights Agreement to consider whether (i) the maintenance of the Rights Agreement continues to be in the best interests of the Company and its stockholders in its current form and (ii) whether any changes to the Rights Right Agreement are deemed necessary or advisable including, without limitation, changes to the Exercise Price, or other terms thereof. The committee shall consist solely of independent directors of the Company, and shall conduct such review not less frequently than every two years, as and in such a manner as the committee deems appropriate, after giving due regard to all relevant circumstances.  Following each such review, the committee will report its conclusions to the Board of Directors, including any recommendation, in light thereof, as to whether the Rights Agreement should be maintained, modified, terminated or the Rights redeemed.

Expiration Date

The Rights are not exercisable until the Distribution Date and will expire at the close of business on August 13, 2014 (the “Expiration Date”), unless previously redeemed or exchanged by the Company.

Miscellaneous

The form of Right Certificate is attached as Exhibit A to the Rights Agreement. The foregoing description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is attached as an exhibit to this Registration Statement on Form 8-A.

Item 2  -  Exhibits

Exhibit No.	Description
4.1	Stockholder Rights Agreement, dated as of August 14, 2009 between Kendle International Inc. and American Stock Transfer & Trust Company, LLC

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned hereunto duly authorized.

KENDLE INTERNATIONAL INC.

Date: August 20, 2009	By:	/s/Jarrod B. Pontius
Jarrod B. Pontius
Vice President, Chief Legal Officer and Secretary